Exhibit 99.2

Consolidated Financial Statements

TIM Celular S.A. and subsidiaries

Years ended December 31, 2004 and 2005

with Report of Independent Auditors

TIM CELULAR S.A AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of

TIM CELULAR S.A.

We have audited the accompanying consolidated balance sheets of TIM Celular S.A. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TIM Celular S.A. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

ERNST & YOUNG Auditores Independentes S/S

/s/ Mauro Moreira
Mauro Moreira Partner

Rio de Janeiro, Brazil

April 28, 2006

TIM CELULAR S.A AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2005

(In thousands of Brazilian reais)

	Notes	2004	2005
ASSETS
Current assets
Cash and equivalents		37,963	489,176
Short-term investments		24,534	1,656
Accounts receivable, net	4	845,102	1,254,018
Inventories	5	143,888	133,362
Recoverable taxes	6	142,229	149,527
Prepaid expenses		69,936	37,409
Other current assets		11,165	10,138

Total current assets		1,274,817	2,075,286

Noncurrent assets
Recoverable taxes	6	197,908	227,688
Related parties	7	7,596	47,256
Other noncurrent assets		21,954	43,278
Property, plant and equipment, net	8	5,218,493	6,036,931
Intangibles, net	9	2,193,278	1,980,252

Total assets		8,914,046	10,410,691

	Notes	2004	2005
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued expenses		2,163,878	2,386,565
Loans and financing	11	379,300	143,989
Accrued interest		2,392	48,637
Salaries and related charges		59,819	71,743
Taxes, charges and contributions		100,490	199,662
Related parties	7	637,638	62,213
Authorizations payable		31,174	26,051
Other current liabilities		32,711	32,530

Total current liabilities		3,407,402	2,971,390

Noncurrent liabilities
Loans and financing	11	110,039	1,548,819
Provision for contingencies	12	79,809	114,713
Authorizations payable		—	5,793
Asset retirement obligations	10	229,088	282,216
Related parties		15,023	—
Other noncurrent liabilities		2,059	5,000

Shareholder’s equity
Capital stock
Common shares, no par value, 31,506,834 thousand shares issued at December 31, 2005 (2004 - 23,991,935 thousand shares)		10,633,733	12,343,929
Accumulated losses		(5,563,107)	(6,861,169)

Total shareholder’s equity		5,070,626	5,482,760

Total liabilities and shareholder’s equity		8,914,046	10,410,691

See accompanying notes to consolidated financial statements.

TIM CELULAR S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

	Notes	2004	2005
Gross revenues
Telecommunications services		3,725,619	6,054,005
Sale of goods		928,327	1,384,396

		4,653,946	7,438,401

Deductions from gross revenues		(1,038,404)	(1,881,133)

Net revenues		3,615,542	5,557,268

Cost of services rendered		(1,448,945)	(2,176,579)
Cost of goods sold		(1,217,480)	(1,191,253)

Gross profit		949,117	2,189,436

Operating expenses:
Selling		(1,532,878)	(2,261,226)
General and administrative		(428,085)	(594,988)
Other operating expenses, net		(315,207)	(202,423)

		(2,276,170)	(3,058,637)

Operating loss		(1,327,053)	(869,201)

Financial income (expenses)
Financial income		33,674	22,816
Financial expense		(129,481)	(207,438)
Foreign exchange variations, net		(106,553)	(208,160)

Non-operating loss		(3,679)	(526)

Loss before income and social contribution taxes		(1,533,092)	(1,262,509)

Income and social contribution tax expense	14	(3,362)	(35,553)

Net loss for the year		(1,536,454)	(1,298,062)

See accompanying notes to consolidated financial statements.

TIM CELULAR S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

	Capital	Advance for future capital increase	Accumulated losses	Total
Balances at December 31, 2003	6,084,357	475,237	(4,026,653)	2,532,941
Capital increase	4,549,376	(475,237)	—	4,074,139
Loss for the year	—	—	(1,536,454)	(1,536,454)

Balances at December 31, 2004	10,633,733	—	(5,563,107)	5,070,626

Capital increase	1,710,196	—	—	1,710,196
Loss for the year	—	—	(1,298,062)	(1,298,062)

Balances at December 31, 2005	12,343,929	—	(6,861,169)	5,482,760

See accompanying notes to consolidated financial statements.

TIM CELULAR S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

	Years ended December 31,
	2004	2005
Operating activities
Net loss for the year	(1,536,454)	(1,298,062)
Adjustments to reconcile net income to cash:
Depreciation and amortization	837,300	1,323,959
Impairment of property, plant and equipment	25,648	—
Loss on disposal of property, plant and equipment	13,118	4,811
Accrued interest and foreign exchange variation on loans	178,079	348,859
Changes in operating assets and liabilities:
Trade accounts receivables	(348,861)	(408,916)
Inventories	44,846	10,526
Recoverable taxes	(132,657)	(37,078)
Prepaid expenses	(51,748)	32,527
Related parties	162,505	(39,660)
Other current and noncurrent assets	44,566	(20,297)
Salaries and social charges	30,566	11,924
Accounts payable	190,899	(518,127)
Taxes payable	28,416	99,172
Related parties	(17,661)	9,545
Provision for contingencies	53,871	34,904
Other current and noncurrent liabilities	20,108	2,763

Net cash used in operating activities	(457,459)	(443,150)

Investing activities
Short-term investments	(19,251)	22,878
Property, plant and equipment and usage license acquisitions	(1,299,433)	(1,165,201)

Net cash used in investing activities	(1,318,684)	(1,142,323)

Financing activities
New loans	99,856	1,320,000
Loan and financing payments	(208,394)	(199,693)
Loans from related parties	725,880	1,092,019
Repayments of loans from related parties	(122,445)	(1,870,812)
Authorizations payable	(108,280)	—
Capital increase	1,382,930	1,695,172

Net cash provided by financing activities	1,769,547	2,036,686

Increase (decrease) in cash and cash equivalents	(6,596)	451,213
Cash and cash equivalents at beginning of the year	44,559	37,963

Cash and cash equivalents at end of the year	37,963	489,176

Supplementary disclosure of cash flow information:
Interest paid	53,904	54,032
Income and social contribution taxes paid	1,183	1,831
Accounts payable related to capital expenditures	996,118	740,815
Conversion of related party liability to capital	2,691,209	15,023

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

1.	Operations

TIM Celular S.A. (“the Company”) is wholly owned by TIM Brasil Serviços e Participações S.A.(“TIM Brasil”) – a company of the Telecom Italia Group.

The Company provides mobile telephony services in the following Brazilian states presented by region of authorization granted by ANATEL (“Agência Nacional de Telecomunicações”), regulatory authority of telecommunications in Brazil:

Region I –	Rio de Janeiro, Espírito Santo, Amazonas, Amapá, Pará, Maranhão and Roraima;

Region II –	Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Federal District and Rio Grande do Sul;

Region III –	São Paulo.

The Company, through its subsidiary Maxitel S.A. (“Maxitel”), also provides mobile telephony services in the states of Minas Gerais, Bahia and Sergipe.

Services provided by the Company and Maxitel are regulated by ANATEL, regulatory authority of telecommunications in Brazil.

The consolidated financial statements include the following subsidiaries of the Company:

	Ownership %
	2004	2005
Maxitel	100.00	100.00
CRC - Centro de Relacionamento com Clientes Ltda (“CRC”)	100.00	100.00
Blah! Sociedade Anônima de Serviços e Comércio (“Blah”)	100.00	100.00

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

CRC provides services only to the Company. Blah provides services basically to TIM Group companies. Value added services include ring tones, TV access, photo transmissions, multimedia messaging services, among others.

Although the economic situation in Brazil has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company’s operations. The foreign exchange volatility of the Brazilian real (R$) in relation to the US dollar affects the Company’s financial statements. The exchange rate of the Brazilian Real to the US Dollar was R$2.6544:US$1.00 and R$2.3407:US$1.00 at December 31, 2004 and 2005, respectively. At December 31, 2004 and 2005, the loans based in US Dollar represented 2.76% and 0.14%, respectively, of the Company’s total consolidated debt.

2.	Acquisitions and Business Combinations

a.	Maxitel:

On October 28, 2004, the Board of Directors of the Company authorized the acquisition of Maxitel by the Company. Maxitel was a wholly-owned subsidiary of TIM Brasil. The acquisition was effected through the issuance of Company shares to TIM Brasil equal to the book value of the net assets of Maxitel at September 30, 2004, in accordance with the merger agreement. As a result, the Company issued 4,743,990,230 common shares.

The merger of the Company and Maxitel aimed to integrate their operations, reduce administrative costs and improve access to financing.

Because the Company and Maxitel are both wholly owned by TIM Brasil, a common controlling shareholder, the merger of Maxitel with and into the Company is considered a business combination of companies under common control and was accounted for in a manner similar to a pooling-of-interest. Accordingly, such acquisition was accounted for at historical carrying values, including amounts recorded by TIM Brasil at the time of its acquisition of Maxitel. The Company and Maxitel were formed in 2000 and 1995, respectively. The merger was reflected from 2000, the date TIM Brasil formed the Company and, consequently, had control of the Company and Maxitel. Therefore, for all periods presented, the Company’s and Maxitel’s financial statements have been combined.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

b.	CRC and Blah:

On December 21, 2005, the Board of Directors of the Company authorized the acquisition of CRC and Blah by the Company. CRC and Blah were wholly-owned subsidiaries of TIM Brasil. The acquisition was effected through the issuance of Company shares to TIM Brasil equal to the book value of the net assets of CRC and Blah at November 30, 2005, in accordance with the merger agreements. As a result, the Company issued 544,101,754 common shares.

The merger of CRC and Blah by the Company aimed to optimize the organizational structure of the companies, consolidating the management of their businesses, resulting in the reduction of associated costs and allowing for synergies between the companies.

Because the Company, CRC and Blah are all wholly owned by TIM Brasil, a common controlling shareholder, the mergers of CRC and Blah with and into the Company are considered business combinations of companies under common control and were accounted for in a manner similar to a pooling-of-interest. Accordingly, such acquisitions were accounted for at historical carrying values. TIM Brasil formed CRC and Blah in 2001 and 2000, respectively. The mergers were reflected from 2000, the date TIM Brasil formed the Company and Blah and, consequently, had control of the Company, CRC and Blah. Therefore, for all periods presented, the Company’s, CRC’s and Blah’s financial statements have been combined.

3.	Basis of Presentation and Summary of Accounting Policies

These consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The accounting principles adopted under US GAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Maxitel, CRC and Blah. All intercompany transactions and balances are eliminated upon consolidation.

The following are the Company’s principal accounting policies:

a)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

b)	Short-term investments

Short-term investments represent temporary investments to be held up to the maturity dates which are generally less than one year, and are recorded at cost, as current assets, plus interest earned up to the balance sheet date. The balance of short-term investments is backed by government securities (LFTs and NTN’s) and Bank Deposit Certificates (CDB) issued by first tier banks, subject to 100.8% of the Interbank Deposit Certificate (CDI) rate (19% at December 31, 2005 and 16.17% at December 31, 2004).

c)	Accounts receivable

Accounts receivable from mobile telephone subscribers and interconnection are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets and accessories.

d)	Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on the receivables.

e)	Inventories

Inventories are represented by cellular handsets and accessories, which are stated at average acquisition cost, and do not exceed replacement cost. A provision to adjust the slow-moving items balance to the related realization value was recorded.

f)	Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

Interest on loans is capitalized up to the total of construction in progress. The credit is a reduction of financial expenses.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the year ended December 31, 2005. During 2004, Blah recognized impairment losses of R$25,648, based on these reviews, which were recorded as other operating expenses.

g)	Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortization. Amortization expense is calculated based on the straight-line method over the life of the assets, which is five years for radiofrequency bands and fifteen years for authorizations.

h)	Asset retirement obligations

The Company is required to dismantle its cellular towers from the various sites it leases. The Company adopted SFAS 143, “Accounting for Asset Retirement Obligations,” in 2003 which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company determined an average price for dismantling such towers. The calculation was performed based on the number of sites and considered (i) for GSM sites, a double period for the authorizations (15 + 15 years) from the date of the Company’s acquisition and (ii) for TDMA sites, a period through 2008. Because the Company has the expectation to assume the obligation for dismantling and removing the assets and restoring the site on which they are located, all sites were considered in the calculation.

i)	Income tax and social contribution

Income and social contribution taxes are calculated based on income, adjusted to taxable income by additions and exclusions as determined by current legislation.

Deferred taxes are recognized on temporary differences and income and social contribution tax losses, when applicable. Deferred taxes related to temporary differences and tax losses are recorded as current and noncurrent assets, when their expected realization is supported by analysis by company management. The Company records a valuation allowance if based on the weight of available evidence it is more likely than not that some portion or all of the deferred taxes will not be realized. The valuation allowance recorded is sufficient to reduce the deferred taxes to the amount that is more likely than not to be realized.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

j)	Financial instruments

As mentioned in Note 15, the Company is party to certain derivative instruments that convert its US dollar denominated liabilities into Reais, with the objective of hedging itself against risks associated with unexpected variations in Real/US dollar exchange rates. The Company recognizes its foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income.

k)	Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company and of their legal advisors, and is recorded based on the probable losses at the end of the claims.

l)	Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), roaming charges and long distance calls. Wireless services revenue is recognized based upon minutes of use processed, net of credits and adjustments for services discounts. Billings are recorded monthly and the revenues not billed between the billings date and the end of the month are identified and processed and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributors.

The Company usually has combined sales (handsets and monthly service) for which a discount on the handset is reflected as a discount on the monthly service invoices over a period of less than one year. In accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company divides this arrangement into separate units of accounting and recognizes the discount on the handset when sold.

m)	Financial income (expenses)

Financial income (expenses) represents interest and exchange and monetary variations related to short-term investments, hedge contracts, loans and financing received and granted.

n)	Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense is recorded in selling and general and administrative expenses. The following are the advertising expenses for the years ending December 31:

	2004	2005
Advertising expenses	313,166	296,645

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

o)	Foreign currency transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing at the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate of the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of operations as they occur.

p)	Employees’ profit sharing

The Company records a provision for employees’ profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

q)	Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement date, as well as the estimation of revenues and expenses for the period. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, recoverability of deferred tax assets, provisions for contingencies and valuation of derivative instruments. The actual results may differ from those estimates. The Company reviews the estimates and assumptions periodically.

r)	New accounting pronouncements

In December 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. Management does not expect the adoption of this Statement will have an impact on the Company’s financial statements.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. Management does not expect the adoption of this Statement will have an impact on the Company’s financial statements.

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3,” or (“SFAS No. 154”). SFAS No. 154 changes the accounting for and reporting of a change in accounting principle. The provisions of SFAS No. 154 require, unless impracticable, retrospective application to prior periods’ financial statements of (I) all voluntary changes in accounting principles and (II) changes required by a new accounting pronouncement, if a specific transition is not provided. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate, which requires prospective application of the new method. SFAS No. 154 is effective for all accounting changes made in fiscal years beginning after December 15, 2005. The Company’s adoption of SFAS No. 154 is not expected to have a material effect on the Company’s consolidated results of operations or financial position.

In March 2006 the FASB issued Statement No. 156 that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

4.	Accounts Receivable

	2004	2005
Services billed	284,134	458,230
Unbilled services	115,701	235,348
Interconnection	276,240	286,683
Sale of goods	298,076	441,574

	974,151	1,421,835

Allowance for doubtful accounts	(129,049)	(167,817)

	845,102	1,254,018

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

Periodically, the criteria for calculation of the allowance for doubtful accounts are reviewed in order to reflect the current risk scenario related to accounts receivable.

The changes in the allowance for doubtful accounts were as follows:

	2004	2005
Beginning balance	172,092	129,049
Provision charged to selling expense	127,167	216,484
Write-offs	(170,210)	(177,716)

Ending balance	129,049	167,817

5.	Inventories

	2004	2005
Cellular handsets	146,867	127,152
Accessories and prepaid cards	1,238	2,887
TIM “chips”	8,172	14,906

	156,277	144,945

Provision for adjustment to realization value	(12,389)	(11,583)

	143,888	133,362

6.	Recoverable Taxes

	2004	2005
Income tax	8,453	22,781
Social contribution tax	—	1,074
State VAT (ICMS)	286,592	303,619
Federal turnover taxes (PIS/COFINS)	36,463	48,850
Recoverable income taxes withheld	8,253	327
Other	376	564

	340,137	377,215

Current	(142,229)	(149,527)

Noncurrent	197,908	227,688

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

7.	Related Parties

The related party transactions are as follows:

	Assets
		2005
	Total 2004	Accounts receivable– Interconnection	Accounts receivable – Sale of handsets	CSP 41 - Cobilling	Other receivables	Total 2005
TIM Nordeste Telecom. S.A.	1,059	21	1,772	15,026	572	17,391
TIM Sul S.A.	1,540	223	2,319	17,958	530	21,030
TIM Brasil	275	—	—	—	2,943	2,943
Telecom Italia S.p.A.	690	—	—	—	539	539
Other	4,032	—	—	—	5,353	5,353

	7,596	244	4,091	32,984	9,937	47,256

	Liabilities
		2005
	Total 2004	Intercompany loan	Accounts payable – Interconnection	Accounts payable – Purchase of handsets	Other payables	Total 2005
TIM Nordeste Telecom. S.A.	216	—	7,267	3,023	—	10,290
TIM Sul S.A.	188	—	6,961	1,368	—	8,329
TIM Brasil	18,220	8,869	—	—	2,087	10,956
Telecom Italia S.p.A.	612,435	—	—	—	26,155	26,155
Other	21,602	—	—	—	6,483	6,483

	652,661	8,869	14,228	4,391	34,725	62,213

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

	Income
		2005
	Total 2004	Interconnection	Sales of handsets	Others	Total 2005
TIM Nordeste Telecom. S.A.	6,732	21	2,299	685	3,005
TIM Sul S.A.	14,706	223	8,470	4,086	12,779
TIM Brasil	10,838	—	—	604	604
Telecom Italia S.p.A.	—	—	—	12,235	12,235
TIM International N.V.	1,112	—	—	—	—
Other	5,433	—	—	69	69

Total	38,821	244	10,769	17,679	28,692

	Cost/Expense
		2005
	Total 2004	Interconnection	Loans	Others	Total 2005
TIM Nordeste Telecom. S.A.	3	52,302	—	—	52,302
TIM Sul S.A.	11	59,268	—	—	59,268
TIM Brasil	56,651	—	851	—	851
Telecom Italia S.p.A.	29,305	—	—	4,980	4,980
TIM International N.V.	54,876	—	—	—	—
Other	2,530	—	—	2,463	2,463

Total	143,376	111,570	851	7,443	119,864

CRC provides services only to the Company and invoices at cost plus 10% mark up. Blah provides services basically to TIM Group companies.

Intercompany loans

Interest-bearing intercompany loans with related parties are as follows:

	2004	2005
TIM Brasil, bearing interest at 100% of CDI variation (19% in 2005)	—	8,869

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

Non-interest bearing intercompany loans, which are payable on demand, are as follows:

	2004	2005
Telecom Italia S.p.A.	593,841	—
TIM Brasil	15,023	—

The average balance of non-interest bearing loans was R$2,090,571 and R$957,596 in 2004 and 2005, respectively.

CSP 41 - Cobilling

In view of the overlapping of licenses granted to the Company and other companies in the TIM Group by Anatel, authorizations for the other TIM Group companies related to long-distance services were terminated in 2005. Customers of the TIM Group companies can make long-distance calls by selecting one of the call operators, including the Company, qualified to render such service.

Since March 2005, the Company is the only TIM Group company with a license to render long-distance call services. As such, the Company records as co-billing the amounts billed to clients of the other TIM Group companies for the use of such service.

Interconnection

The Company records as related party accounts payable the expenses referring to interconnection tariffs (VU-M) charged for the calls made through the network of other TIM Group call operators.

Purchase and sale of handsets

In order to optimize the excess inventories at TIM Group companies, handset purchases and sale operations were carried out during the year among Group companies. These operations were carried out at cost of acquisition of handsets from third parties.

Administrative expenses

In 2004, TIM Brasil incurred costs related to personnel, legal services, human resources and advertising, among others, on behalf of the TIM Group companies. The amounts applicable to the Company were passed on to the Company, including interest calculated at an annual rate of 10%.

Telecom Italia S.p.A.

Receivables and payables refer to international roaming and technical assistance.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

8.	Property, Plant and Equipment

		2004
	Annual depreciation rate %	Cost	Accumulated depreciation	Net
Switching/transmission equipment	14.29	2,656,922	(564,212)	2,092,710
Handsets	50	316,001	(177,810)	138,191
Infrastructure	33.33	860,550	(157,929)	702,621
Leasehold improvements	33.33	62,331	(17,270)	45,061
Software and hardware	20	1,679,300	(412,653)	1,266,647
Assets for general use	10	127,837	(40,540)	87,297

Assets and installations in service		5,702,941	(1,370,414)	4,332,527

Land		14,449	—	14,449

Construction in progress		871,517	—	871,517

		6,588,907	(1,370,414)	5,218,493

		2005
	Annual depreciation rate %	Cost	Accumulated depreciation	Net
Switching/transmission equipment	14.29	3,687,147	(1,003,394)	2,683,753
Handsets	50	507,939	(279,536)	228,403
Infrastructure	33.33	1,040,447	(271,293)	769,154
Leasehold improvements	33.33	82,975	(29,215)	53,760
Software and hardware	20	2,599,168	(811,298)	1,787,870
Assets for general use	10	207,397	(38,354)	169,043

Assets and installations in service		8,125,073	(2,433,090)	5,691,983

Land		15,993	—	15,993

Construction in progress		328,955	—	328,955

		8,470,021	(2,433,090)	6,036,931

The balance of construction in progress basically refers to the construction of new transmission units (Cell Sites - BTS) for network expansion.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

During 2004 and 2005, the Company incurred interest costs of R$50,265 and R$115,464, respectively, of which R$31,510 and R$34,159 were capitalized.

Implementation of new technology

During the second half of 2003, Maxitel began introducing GSM technology into their service network, supplementing current TDMA technology. At December 31, 2005, no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation. The assets related to TDMA technology have been subject to accelerated depreciation and will be 100% depreciated by 2008.

9.	Intangibles

	2004	2005
PCS authorizations and radiofrequencies	2,829,216	2,829,216
Customer list	60,549	60,549

	2,889,765	2,889,765

Accumulated amortization	(696,487)	(909,513)

	2,193,278	1,980,252

PCS authorizations and radiofrequencies

Authorizations to render the Personal Communications Services (“PCS”) were granted by means of the terms signed in 2001 for the Company with Anatel for exploration of PCS during fifteen years within the Company’s operating areas. Maxitel had previously been granted 15-year Mobile Communication Services (“SMC”) concessions by Anatel in 1997 and 1998 which were converted to PCS authorizations in 2002. The period of the PCS authorizations is the remaining term of the SMC concessions.

From 2001 to 2004, the Company and Maxitel obtained authorization from Anatel to use radiofrequency bands associated to the authorization to render PCS at the frequency of 900 MHz and 1800 MHz, respectively.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

The Company provides mobile telephone services under authorization terms granted by Anatel. The following are the expiration dates for the authorizations by state:

Brazilian State	Expiration Date
The Company
Region I
Amapá	March 29, 2016
Roraima	March 29, 2016
Pará	March 29, 2016
Amazonas	March 29, 2016
Rio de Janeiro	March 29, 2016
Espírito Santo	March 29, 2016
Region II
Acre	March 12, 2016
Rondônia	March 12, 2016
Mato Grosso	March 12, 2016
Mato Grosso do Sul	March 12, 2016
Tocantins	March 12, 2016
Distrito Federal	March 12, 2016
Goias	March 12, 2016
Rio Grande do Sul (except City of Pelotas)	March 12, 2016
Region III
São Paulo	March 12, 2016
Maxitel
Minas Gerais	April 8, 2013
Bahia e Sergipe	August 7, 2012

The authorizations may be subsequently renewed for an additional period of 15 years by the granting authority, after the payment of a new fee which amount will be determined by Anatel at that date.

Current radiofrequency bands may be renewed only once for an additional period of 15 years. At the end of the second 15-year term, the Company and Maxitel will have to obtain new radiofrequency bands and pay a new fee to be determined by Anatel at that date.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

10.	Asset Retirement Obligations

	2004	2005
Beginning balance	155,883	229,088
Liabilities incurred	54,288	28,168
Accretion expense	18,917	24,960

Ending balance	229,088	282,216

11.	Loans and Financing

	Maturity dates	2004	2005
Foreign currency – U.S. dollars

Compaq Financial Services Corporation – debt balance is translated at balance sheet date by the foreign exchange variation, plus 6.5% interest p.a. above LIBOR.	03/2006	13,483	2,378

Local currency

Banco do Nordeste: financing subject to fixed interest of 14% p.a., and bonus of 15% and 25%, as applicable, on the interest rate for payments made on time.	06/2012	99,856	99,856

Banco BBA Creditanstalt S.A. – debt balance is updated by the CDI rate plus 3.3% interest p.a.	01/2007	7,827	4,697

BNDES (National Bank for Economic and Social Development): bears average interest of 3.75% p.a., plus the TJLP long-term interest rate), as disclosed by the Central Bank of Brazil.	08/2013	—	706,962

BNDES (National Bank for Economic and Social Development): bears average interest of 3% p.a., plus the TJLP long-term interest rate), as disclosed by the Central Bank of Brazil.	10/2011	—	20,015

Union Debt – debt balance bears interest at the CDI rate variation, plus an applicable margin of 1.25% p.a. until 8/26/06.	08/2009	—	600,000

BNDES - National Bank for Economic and Social Development: this financing bears interest of 3.5% p.a. plus the TJLP (long-term interest rate) as disclosed by the Central Bank of Brazil or of the “UMBNDES” of the basket of currencies. The basket of currencies financing is subject to a swap, for which the rate is 128% of the CDI monthly variation to final maturity.	01/2008	354,448	236,856

Hedging contracts		13,725	22,044

		489,339	1,692,808

Current		(379,300)	(143,989)

Noncurrent		110,039	1,548,819

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

The debt is subject to certain covenants regarding specific financial ratios. As of December 31, 2005, the Company met all the ratios required.

Guarantees for the financings are as follows: Compaq – guaranteed by Telecom Italia and related equipment purchased (book value of R$ 5,599 in 2005 and R$ 11,443 in 2004), BNDES – guaranteed by installment income from wireless telecom services, and Union Debt – guaranteed by TIM Brasil.

The noncurrent portion of loans and financing matures, as follows:

2007	183,570
2008	442,078
2009	439,794
2010	139,736
2011 onwards	343,641

1,548,819

12.	Commitments and Contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, tax, regulatory and civil) arising in the ordinary course of their business, and have recorded provisions when management believes that it can reasonably estimate probable losses, based on the opinion of their legal advisors.

The provision for contingencies is comprised as follows:

	2004	2005
Civil	9,274	21,027
Labor	17,560	18,737
Tax	52,975	72,765
Regulatory	—	2,184

	79,809	114,713

Civil contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for civil damages.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

Labor contingencies

These involve several labor claims, particularly with reference to salary issues, such as salary differences and parity, overtime, among others.

Tax contingencies

In 2005, Maxitel received tax delinquency notices from the Belo Horizonte Federal Revenue Service (SRF) authorities, amounting to R$126,933 related to (i) taxation on monetary variations arising from swap transactions and exchange variations on unsettled loans, (ii) collection of a one-time fine for nonpayment of social contribution tax on net profit on a monthly estimated basis, for 2002 and part of year 2001, (iii) nonpayment of corporate income tax on a monthly estimated basis, for 2002, and (iv) remittance of interest abroad, subject to withholding income tax. Maxitel is currently discussing these notices with the tax authorities and, based on the opinion of both internal and external lawyers, management concluded that probable losses to be incurred in these proceedings amount to R$32,750. Such amount is related to contingencies for income tax and social contribution, and if paid at the time it was incurred, it would have been recorded as income and social contribution taxes expense, therefore, the Company recorded the provision as income and social contribution tax expense.

In 2004, Maxitel received delinquency notices related to PIS and COFINS, payable on foreign exchange gains generated in 1999. The two notices filed by tax authorities amount to R$30,913. Given the differing interpretations of the applicable legislation, a provision was recorded in 2004 for probable losses.

The Company was served delinquency notices by the Rio de Janeiro State tax authorities, amounting to R$3,678. The Company is currently discussing such notices with the tax authorities and, based on the opinion of both internal and external lawyers, management concluded that the likelihood of losses on such proceedings is probable.

Regulatory contingencies

On the terms of the authorization for Personal Communication Services (“PCS”) Exploitation, the Company and Maxitel committed themselves to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by said authorization. The Company and Maxitel are subject to penalties if the terms of the authorization are not complied with.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

Due to noncompliance with certain provisions of the Personal Mobile Service Regulation (SMP) and quality targets, defined in the General Plan of Quality Targets for SMP (PGMQ-SMP), Anatel started a proceeding for noncompliance with obligations (PADO) against the Company and Maxitel in 2003 and 2004. The Company and Maxitel submitted answers to Anatel explaining that noncompliance with certain quality ratios was mainly due migration from the Cellular Mobile Services (“SMC”) to the PCS, change in the long-distance system, as well as the implementation of GSM network. The Company and Maxitel cannot predict the outcome of Anatel proceedings at this point.

The Company and Maxitel have endeavored to contest the proceeding. The defense arguments may contribute to a significant reduction in the penalty initially applied or result in definitive PADO revocation without any penalty application. The provision for regulatory contingencies was recorded based on the amount of the penalties received for which the risk of loss is considered probable.

Fund for Universalization of Telecommunications Services – FUST contribution tax

On December 15, 2005, Anatel issued an Abridgment of Law No. 01, aiming to collect the Fust contribution tax on interconnection revenues of telecommunications service providers, beginning from the enactment of Law No. 9998, dated August 17, 2000. The Company believes that the referred to revenue is not subject to FUST levy, based on applicable legislation, and management intends to take applicable measures to defend the Company’s interests. The Company’s internal and external legal counsels have concluded that the likelihood of an unfavorable outcome for the Company is remote. In view of this and according to applicable accounting practices, management has not recorded any corresponding provision for this matter.

Rentals

The Company rents equipment and premises through a number of agreements that expire at different dates. Total annual rent expense under these agreements which are operating leases was as follows:

	2004	2005
Rent expense	129,955	153,326

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

At December 31, 2005, the future minimum lease payments under non-cancelable lease agreements are as follows:

2006	173,227
2007	181,022
2008	187,971
2009	195,316
2010	202,953
2011 and thereafter	230,855

Total	1,171,344

13.	Shareholder’s Equity

The Company’s capital is represented by common stock with no par value. The Company is authorized to increase its capital, as defined by Brazilian Corporate Law, so as not to exceed R$11,000,000.

During 2004 and 2005, the Company issued 6,625,901 and 7,514,898 thousand common shares, respectively, to its shareholder for cash of R$1,382,930 and R$1,695,172, respectively.

The shares issued in relation to the common control transactions described in Note 2 have been reflected for all periods presented.

At December 31, 2005, share capital under Brazilian Corporate Law was R$10,135,187 (R$8,383,489 in 2004) and accumulated losses were R$4,151,404 (R$2,807,260).

The number of shares outstanding at December 31, were as follows:

	2004	2005
Number of common shares	23,991,935,472	31,506,833,561

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital. Additionally, the Company is not required to make an appropriation to the legal reserve if the aggregate of the legal reserve and the capital reserves exceeds 30% of the paid-up capital. This reserve can only be used to increase capital or offset accumulated losses.

Dividends are calculated in accordance with the by-laws and Brazilian Corporate Law. Based on its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

14.	Income and Social Contribution Taxes

The deferred income and social contribution taxes are comprised as follows:

	2004	2005
Tax loss carryforwards - income tax	1,056,934	1,323,710
Tax loss carryforwards – social contribution tax	380,496	476,536
Pre-operating expenses	107,868	93,474
Depreciation of handsets granted to customers	43,220	66,494
Interest and foreign exchange on concession financing	66,950	57,491
Allowance for doubtful accounts	43,876	57,058
Provision for contingencies	27,136	39,002
Asset retirement obligations	14,425	25,814
Handset discounts	22,447	24,771
Accelerated depreciation of TDMA equipment	9,372	18,744
Provision for employees’ profit sharing	9,205	10,253
Capitalized interest	(23,011)	(30,675)
Other	2,058	3,908

Subtotal	1,760,976	2,166,580

Valuation allowance	(1,760,976)	(2,166,580)

Total	—	—

The Company and its subsidiaries, which have had cumulative net losses, have recorded full valuation allowances related to their deferred taxes because of uncertainties as to the realization of such amounts.

Tax loss carryforwards are not subject to a statute of limitations, yet the Company may only offset an amount equal to 30% of taxable income in any year.

Income and social contribution tax expenses, which relate entirely to the Company’s subsidiaries, are as follows:

	2004	2005
Current income tax	(2,459)	(2,048)
Current social contribution tax	(903)	(755)
Provision for contingencies on income tax and social contribution (Note 12)	—	(32,750)

	(3,362)	(35,553)

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

During 2004 and 2005, only CRC and Blah had taxable income and, consequently, the current income and social contribution taxes that have been recorded relate to these subisidiaries.

The reconciliation between income and social contribution tax expenses, tax expense calculated based on combined statutory rates, and the amount recorded in the statement of income, is as follows:

	2004	2005
Loss before income and social contribution taxes	(1,533,092)	(1,262,509)

Combined statutory rate	34%	34%

Income and social contribution benefit at combined statutory rate	521,251	429,253

(Additions)/Exclusions:
Provision for contingencies on income tax and social contribution	—	(32,750)
Valuation allowance	(524,613)	(432,056)

Income and social contribution taxes debited to income for the year	(3,362)	(35,553)

Effective rate	0.22%	2.82%

15.	Financial Instruments and Risk Management

The Company and its subsidiaries carry out transactions involving financial instruments with the purpose of reducing risks related to market, exchange rates and interest. Such risks are controlled by specific policies, the establishment of operating limits and strategies, and other techniques for the monitoring of the positions.

At December 31, 2004 and 2005, the Company and Maxtiel had entered into swaps contracts to protect themselves against devaluation of the Brazilian currency real in relation to U.S. dollar and against variation in the fair value of financing indexed to fixed interest rates, with total updated amounts of R$659,966 and R$144,310, respectively, and due dates through 2012.

The Company recognizes its foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income.

At December 31, 2004 and 2005, the Company recorded payables related to these swap transactions of R$13,725 and R$22,044, respectively.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

Risk factors

The risk factors affecting the Company and its subsidiaries instruments are the following:

(i)	Exchange rate risk

The exchange rate risk relates to the possibility of the Company and its subsidiaries computing losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At December 31, 2005, financings of the Company and its subsidiaries indexed to the “UMBNDES” exchange variance of a basket of currencies and in US dollars are 100% covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

There are no significant financial assets indexed to foreign currencies.

(ii)	Interest rate risk

Interest rate risk refers to:

•	possible variation in the fair value of financing subject to fixed interest rates, if such rates do not reflect current market conditions. In order to mitigate this type of risk, the Company and its subsidiaries enter into hedging contracts with financial institutions. Gain or loss from these hedge contracts is charged to operating results;

•	possible unfavorable interest rate change, which would lead to an increase in financial expenses of the Company and its subsidiaries on debts and hedging operations entered into at variable interest rate. At December 31, 2005, financial resources of subsidiaries were mainly invested in Interbank Deposit Certificates (CDI), which significantly reduces this risk.

(iii)	Credit risk related to services rendered

This risk relates to the possibility of the Company and its subsidiaries to incur losses arising from the difficulty in collecting accounts receivable billed to subscribers. In order to mitigate this risk, the Company and its subsidiaries perform credit rating analyses to support management of risk related to collection problems and also monitor accounts receivable from subscribers, disabling telephone lines of defaulting subscribers. The Company generally does not require collateral from its customers.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

(iv)	Credit risk related to sale of telephone sets and prepaid telephone cards

The policy adopted by the Company and its subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts receivable portfolio, the monitoring of credit conditions, and credit limits established for distributors are procedures adopted by the Company and subsidiaries to minimize possible collection problems with its commercial partners. There are no customers accounting for more than 10% of accounts receivable from sale of goods at December 31, 2005 and 2004 or of income from sale of goods in 2005 and 2004.

(v)	Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing short-term investments and hedge contracts.

The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, mainly of cash and cash equivalents, accounts receivable and short-term financial instruments approximates the corresponding book value considering that maturity of these instruments is within short-term. Financial instruments whose market value differs from book value at December 31, 2005 are as follows:

	2004		2005
	Book value	Market value	Book value	Market value
Loans and financing, including interest accrued	478,006	482,979	1,719,401	1,703,532

The market value of loans and financing and of hedge contracts was determined through discounted future cash flows and use of interest rates applicable to instruments of similar nature involving the same conditions and risks, or is based on market quotations for such instruments.

Market value was estimated at a given period, based on available information and own valuation methodology. Changes in assumptions may significantly affect such estimates.

TIM CELULAR S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2005

(In thousands of Brazilian reais)

16.	Subsequent events

On January 31, 2006, the Boards of Directors of the Company and TIM Participações S.A., (“TIM Participações”) authorized the Protocol and Justification of Merger, which proposed the acquisition of all of the Company’s shares in exchange for shares of TIM Participações. The Company and TIM Participações are both controlled by TIM Brasil.

On March 16, 2006, the Extraordinary Shareholders’ Meetings of TIM Participações, approved the acquisition of all the Company’s shares by TIM Participações, making the Company into a wholly-owned subsidiary. As a result, the Company’s operating subsidiaries became subsidiaries of TIM Participações.